Contact

www.linkedin.com/in/claire-crunk-
whnp-96b233a8 (LinkedIn)

Top Skills

Strategic Planning

Textiles

Hemp fiber

Certifications

Women's Health Nurse Practitioner

Claire Crunk, WHNP

Founder, Trace Femcare - raising capital now! #hemp #tampons
#femtech #regenerative
Nashville, Tennessee, United States

Summary

Invest here: https://www.WeFunder.com/Trace.tampons

Experienced founder and women's health clinician leading the way
for better materials and transparency in absorbent hygiene products.
Launching the first farm-to-body tampon made from hemp fiber and
Climate-Beneficial cotton.

Believes in the power to heal earth, self, and kin through reciprocal
stewardship. Passionate about women's health, autonomy,
regenerative agriculture, farm-level traceability, innovative natural
materials, and sourcing and manufacturing ethics. Pioneer influencer
of US hemp fiber textile value chain development. Absorbent
hygiene innovator.

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Experience

Trace Femcare
Founder
September 2020 - Present (2 years 2 months)
Nashville, Tennessee, United States

Southeast Hemp Fiber
Owner
June 2018 - Present (4 years 5 months)
Tennessee

Metro Public Health Department
Family Planning Nurse Practitioner
December 2017 - September 2020 (2 years 10 months)
Greater Nashville Area, TN

Marian University Accelerated Nursing Programs
Adjunct Faculty Instructor

October 2017 - September 2020 (3 years)

MidlevelU
Adjunct Instructor
September 2016 - September 2020 (4 years 1 month)

Together Women's Wellness
Owner/Women's Health Nurse Practitioner
May 2013 - September 2020 (7 years 5 months)
Columbia, TN

Beautycounter
Senior Manager
March 2015 - March 2016 (1 year 1 month)

Charged with bringing safe and beautiful products to the hands of everyone.

Middle Tennessee Women's Health Group
Nurse Practitioner
August 2008 - May 2013 (4 years 10 months)

LifeSigns.us, Inc.
Registered Nurse
September 2007 - December 2007 (4 months)

Managed influenza clinics in corporate settings

Eskind Diabetes Center/Vanderbilt University Hospital
Research Assistant
February 2007 - April 2007 (3 months)

Williamson Medical Center
Nursing Assistant
January 2003 - January 2005 (2 years 1 month)

Certification/Licensure:

NCC Certification, Women's Health

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Education

Vanderbilt University School of Nursing
Master of Science, Nursing, Women's Health · (2006 - 2008)

Birmingham-Southern College

Bachelor's of Science, Biology · (2002 - 2005)

Battle Ground Academy

· (1998 - 2002)